# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ConnectM Technology Solutions, Inc., CIK 0001895249
CUSIP: 207944109
Title of class of securities: Common Stock Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 2 MOUNT ROYAL AVENUE, SUITE 550, MARLBOROUGH, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 11/14/2025
Filed by CIK 0002100831
Persons authorized to receive notices and communications: Tejesh Kodali, 510 Thornall St, Suite 135, Edison, New Jersey (NJ), 08837-2204, 732-881-6067

## Reporting persons
- Geo Impex LLC (CIK 0002100831): type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 0; shared voting power 33,300,000; sole dispositive power 0; shared dispositive power 33,300,000; aggregate amount beneficially owned 33,300,000 (24.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock Shares, $0.0001 par value per share
Name of issuer: ConnectM Technology Solutions, Inc.
Address of issuer's principal executive offices: 2 MOUNT ROYAL AVENUE, SUITE 550, MARLBOROUGH, Massachusetts (MA), 01752

## Item 2. Identity and Background
Name of person filing: Geo Impex LLC
Residence or business address: IT CORPZ INC 510 Thornall St, suite 135 Edison, NJ 08837 United States
Present principal occupation or employment:
Geo Impex LLC is a holding company engaged in ownership and investment activities.

The individual responsible for this filing is:
Tejesh Kodali - Managing Member, Geo Impex LLC. (Address same as above)
Criminal convictions in the last five years: No. Neither Geo Impex LLC nor Tejesh Kodali has been convicted in any criminal proceeding.
Civil proceedings (securities laws) in the last five years: No. Neither Geo Impex LLC nor Tejesh Kodali has been subject to any judgment or order relating to federal or state securities laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities were acquired through a share swap / equity exchange arrangement, as part of a broader restructuring involving the issuer. No borrowed funds were used for the acquisition.
Source of Funds: OO (Other / Exchange Consideration)

## Item 4. Purpose of Transaction
Purpose of transaction: The securities were acquired for investment purposes as part of a restructuring of ownership interests. Geo Impex LLC has no current plans to acquire additional securities, change control, influence management, alter capitalization, initiate corporate transactions, or affect the business or listing status of the issuer. Geo Impex LLC does not seek control of the issuer. If plans change, the filing will be amended accordingly.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Number of Shares Beneficially Owned: 33,300,000 shares, aggregating to 24.49% of the shares
Number of shares as to which each person has sole or shared power to vote or dispose: Geo Impex LLC holds 33,300,000 shares, all of which it has sole voting and sole dispositive power over. There is no shared voting power or shared dispositive power. Geo Impex LLC exclusively controls the voting and disposition of all 33,300,000 shares it owns
Transactions in the class effected during the past sixty days: The only relevant transaction was the share swap/exchange dated November 14, 2025, through which Geo Impex LLC acquired 33,300,000 shares. The shares were received via exchange and not purchased in the market. No other transactions occurred in the past 60 days
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive dividends or proceeds of sale from the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Apart from the share exchange agreement under which the securities were acquired, there are no contracts, arrangements, understandings, pledges, options, voting agreements, or joint ventures relating to the securities of the issuer.
No securities are pledged or subject to contingencies giving another person investment or voting power.

## Signatures
- Geo Impex LLC: Tejesh Kodali, Managing Member, President (01/29/2026)